Bonanza Goldfield Corp.

736 East Braeburn Drive,

Phoenix, AZ  85022

August 5, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:

Bonanza Goldfield Corp.

Registration Statement on Form S-1

File No. 333-152273

Filed July 11, 2008

Dear Mr. Donahue and Mr. Schwall:

Below are the responses to your comments on to your letter of July 31, 2008:

Signatures

1.

We note your disclosure in the calculation of registration fee table that the proposed maximum offering price for your securities is $.026. Revise your cover page to include this information on the cover page of your prospectus. Indicate also that all sales will be made at this price until you have been approved for listing on the OTCBB.

We have noted your comment and revised the cover Page.

2.

We note your disclosure at page one that your "common stock is not listed on any exchange or quoted on any similar quotation service, and there is currently no public market for [y]our common stock." Please include this information on the cover page of your prospectus.

We have noted your comment and revised the cover page.

3.

Update your disclosure regarding seeking a market maker. If you have not obtained a market maker, delete that disclosure.

We have noted your comment and deleted the reference to the market maker.

The Company hereby acknowledges:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chris Tomkinson

Chris Tomkinson

Chief Executive Officer

Date:  August 5, 2008